Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toreador Resources Corporation
Subject Company: Toreador Resources Corporation
Commission File No. of Toreador Resources Corporation: 001-34216

Toreador Resources Corporation
5 rue Scribe
75009 Paris France

Tel 33 1 47 03 34 24
Fax 33 1 47 03 33 71
www.toreador.net

TOREADOR TO PRESENT AT IPAA’S OGIS CONFERENCE

SAN FRANCISCO - SEPTEMBER 28, 2011

PARIS, FRANCE — [September 21, 2011] — Toreador Resources Corporation (Nasdaq: TRGL) and (NYSE Euronext: TOR) announced today that President and Chief Executive Officer, Craig McKenzie, will present a corporate update on Toreador and its recently announced merger with ZaZa Energy LLC to create an international resource-focused E&P company.  The presentation will occur at the IPAA’s Oil & Gas Investment Symposium, in San Francisco on Wednesday,  September 28, 2011 at 2:20 pm Eastern (11:20 am Pacific).

A live webcast of the presentation can be accessed from a link on the “Conference Calls” page of Toreador’s website, www.toreador.net or through the website that supports IPAA’s OGIS, http://www.investorcalendar.com/CEPage.asp?ID=165916. Toreador’s presentation (including audio) will be archived on the Toreador’s website for up to 12 months.  Additional information about the Toreador and ZaZa transaction is available at http://toreadorzaza.mergerannouncement.com/ .

ABOUT TOREADOR

Toreador Resources Corporation is an independent international energy company engaged in the acquisition, development, exploration and production of crude oil. The company holds interests in developed and undeveloped oil properties in France.  More information about Toreador may be found at the company’s web site, http://www.toreador.net.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Toreador intends that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause Toreador’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates of reserves, estimates of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, actual recoveries of insurance proceeds, the ability of Toreador to obtain additional capital, and other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. The historical results achieved by Toreador are not necessarily indicative of its future prospects. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it) when they become available because they will contain important information. Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.

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CONTACT:

Tony Vermeire, Investors Relations	Shirley Anderson, Corporate Secretary

+33 1 47 03 34 24	+214 559-3933
tvermeire@toreador.net	sanderson@toreador.net